UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 531st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JULY 23, 2026

1. DATE, TIME AND VENUE:  On July 23, 2026, at 11:35 a.m. (Madrid local time), held, exceptionally, at Distrito Telefónica, Ronda de la Comunicación s/n, Central Building, 1st Floor, Board Room, Madrid, Spain.

2. CALL NOTICE AND ATTENDANCE: The meeting was called in accordance with the Bylaws of Telefônica Brasil S.A. (“Company”). The members of the Company’s Board of Directors who subscribe to these minutes were present and, therefore, the quorum required under the Bylaws for the installation of the meeting was met. Also present were the Chief Financial and Investor Relations Officer, Mr. Rodrigo Rossi Monari; the Company’s General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Meeting Secretary; and the presenters individually designated for the matters listed below, whose participation was limited to the discussion of their respective topics.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining and discussing the matters included in the Agenda, the members of the Board of Directors present at the meeting unanimously resolved as follows:

4.1. Report/Proposals of the Quality and Sustainability Committee: The Chairwoman of the Quality and Sustainability Committee, Ms. Denise Soares dos Santos, reported the considerations of such committee regarding the following matter discussed at the meeting held on July 22, 2026, as follows:

4.1.1. Approval of the Company’s 2026 Climate Action Plan: The Company’s 2026 Climate Action Plan (“Plan”) was presented. The members of the Quality and Sustainability Committee recommended that it be submitted for consideration by this Board, which, in turn, approved the Plan, as presented.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 531st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JULY 23, 2026

4.2. Report/Proposals of the Nominations, Compensation and Corporate Governance Committee: The Chairman of the Nominations, Compensation and Corporate Governance Committee, Mr. Eduardo Navarro de Carvalho, reported the considerations of such committee regarding the following matters discussed at the meeting held on July 21, 2026, as follows:

4.2.1. Approval of the Amendment to the Internal Regulations of the Board of Directors and the Technical and Advisory Committees of the Company (“Regulations”): A proposal to amend the Regulations was presented. The members of the Nominations, Compensation and Corporate Governance Committee recommended its submission for consideration by this Board, which, in turn, approved the amendment to the Regulations, as presented.

4.2.2. Approval of the Update to the Company’s Human Rights Policy: A proposal to update the Company’s Human Rights Policy was presented. The members of the Nominations, Compensation and Corporate Governance Committee recommended its submission for consideration by this Board, which, in turn, approved the update of such policy, as presented.

4.2.3. Approval of the Company’s Artificial Intelligence Governance Model Policy: The Company’s Artificial Intelligence Governance Model Policy was presented. The members of the Nominations, Compensation and Corporate Governance Committee recommended its submission for consideration by this Board, which, in turn, approved such policy, as presented.

Finally, it is hereby recorded that the numbering of the minutes of the Board of Directors’ meetings held on June 15 and 16, 2026, and filed with JUCESP under numbers 262.179/26-0 and 261.849/26-8, respectively, has been amended and restated. As a result of this amendment and restatement, the minutes of the meeting held on June 15, 2026, shall be identified as the 528th Board meeting, replacing the 527th Board meeting, and the minutes of the meeting held on June 16, 2026, shall be identified as the 529th Board meeting, replacing the 528th Board meeting. All other information contained in the aforementioned minutes that has not been expressly amended by this meeting remains ratified and in full force and effect.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 531st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JULY 23, 2026

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. Madrid, July 23, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that the resolutions recorded in this instrument are contained in the minutes of the 531st Meeting of the Board of Directors of Telefônica Brasil S.A., held on July 23, 2026, drawn up in the Company's book. This is a free English translation.

__________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director